EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

	T 604.682.3701	Suite 400, 455 Granville Street	ir@avino.com
	F 604.682.3600	Vancouver, BC V6C 1T1	www.avino.com

February 18, 2011

 TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6

AVINO PROVIDES UPDATE ON SAN GONZALO BULK SAMPLE AND 2011 DRILL PROGRAM

Avino Silver and Gold Mines Ltd. is pleased to announce that processing of the San Gonzalo bulk sample began on January 18, 2011.  The monthly totals to February 11th, were 1550 tonnes milled for production of 47 tonnes of concentrate grading 8.4kg/t silver.  Average month to date silver feed grade for February was 329g/t at 77% recovery.  This feed grade result is similar to the estimated resource grade of 332g/t in the NI 43-101 report by Orequest 2009.  Gold results are pending from the accredited lab of SGS in Durango, Mexico.  Silver assays are from the on-site laboratory using aqua regia digestion followed by AA spectroscopy.  Weekly check samples for silver and gold are sent to SGS, Durango.

Silver recovery of 77% was an improvement over January results of 70% when 1793 tonnes were processed for the production of 72 tonnes of concentrate grading 5 Kg/t silver and 28.3 g/t gold.  The mineralized zone where the bulk sample has been extracted is partially oxidized and near the surface.  Efforts are continuing to be made at the plant to improve the recovery.

The test marketing of the concentrate is currently underway.  All interested parties have been sent samples for evaluation.  Proposals are expected soon with a decision to be made late February or early March.

As announced in the February 2nd news release, Avino’s 2011 drill program started January 27 and by February 11th the first 3 core holes totaling 341 m had been completed.  All three holes targeted the San Gonzalo vein between the presently mined area and the intersection in hole SG-07-33. (116.15m – 122.7 m (6.55 m down hole) 0.76 g/t gold and 141 g/t silver)

The holes intersected the San Gonzalo vein as follows:

SG-11-01	76.75 – 79.80 m
SG-11-02	119.8 – 122.45 m
SG-11-03	80.95 – 83.50 m
(all down holes lengths)

Locations of the holes can be viewed on plan and section maps on Avino’s website.  Assay results from these holes are not yet available.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.